SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 3, 2017

Commission File Number: 000-50867

SYNERON MEDICAL LTD.
(Translation of registrant’s name into English)

Industrial Zone, Tavor Building
P.O.B. 550, Yokneam Illit 20692, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____

Merger Agreement

On April 2, 2017, Syneron Medical Ltd. (the “Company”), a company organized under the laws of the State of Israel, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Lupert Ltd., a company organized under the laws of the State of Israel (“Parent”), and Rendel Amare Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. Parent and Merger Sub are affiliates of funds advised by Apax Partners, a private equity advisory firm. The Merger is structured as a statutory merger pursuant to Sections 314-327 of the Companies Law, 5759-1999 of the State of Israel.

Subject to the terms and conditions of the Merger Agreement, (i) each ordinary share, nominal value NIS 0.01 (an “Ordinary Share”), of the Company issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be canceled and converted into the right to receive $11.00 in cash (the “Merger Consideration”), without interest and subject to the withholding of any applicable taxes, (ii) each outstanding option that is unexercised immediately prior to the Effective Time, whether vested or unvested, to purchase one Ordinary Share will be canceled and converted into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price per Ordinary Share of such option (the receipt of such cash is subject, in the case of an option subject to the capital gains route of Section 102 of the Israeli Income Tax Ordinance [New Version] 1961, to the requirements of such Section 102), without any interest thereon; and (iii) each outstanding award of restricted share units (“RSU”) that is unsettled immediately prior to the Effective Time, whether vested or unvested, representing the right to receive one Ordinary Share will be canceled and converted into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable purchase price per Ordinary Share of such RSU (the receipt of such cash is subject, in the case of a RSU subject to the capital gains route of Section 102 of the Israeli Income Tax Ordinance [New Version] 1961, to the requirements of such Section 102), without any interest thereon.

The Board of Directors of the Company (the “Board”) unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of the Company and its shareholders, and approved the Merger Agreement and the transactions contemplated thereby, and unanimously resolved to recommend that the Company’s shareholders vote to adopt and approve the Merger Agreement and Merger. The Company’s shareholders will be asked to vote on the approval of the Merger Agreement and the transactions contemplated thereby at a special general meeting of shareholders that will be held no later than June 19, 2017 (the “Shareholders Meeting”).

Consummation of the Merger is subject to customary conditions, including, among others (i) the affirmative vote of the holders (either in person or by proxy) of a majority of the outstanding Ordinary Shares present at the Shareholders Meeting; (ii) the applicable approvals, clearances or waiting periods (and any extension thereof) applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and applicable foreign antitrust laws; (iii) the lapse of at least fifty (50) days after the filing of the merger proposal with the Registrar of Companies of the State of Israel and the lapse of at least thirty (30) days after the approval of the Merger by a majority of the outstanding Ordinary Shares present at the Shareholders Meeting and by Merger Sub’s shareholder; (iv) the absence of any legal or regulatory action or proceeding preventing the consummation of the Merger; (v) the accuracy of the representations and warranties of each party in the Merger Agreement (most of which are subject to certain materiality qualifications); and (vi) compliance in all material respects by Parent and the Company, respectively, with its covenants and other obligations under the Merger Agreement. The consummation of the Merger is not subject to any financing conditions.

The Company has made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants to conduct its business in the ordinary course consistent with past practice during the period between the execution of the Merger Agreement and the Effective Time, not to engage in certain types of transactions during this period unless agreed to in writing by Parent, in each case subject to certain exceptions, and to convene and hold the Shareholders Meeting to consider and vote on the Merger Agreement and the transactions contemplated thereby.

The Merger Agreement contains a “go-shop” provision pursuant to which the Company has the right to initiate, solicit and encourage any inquiry or the making of any alternative proposal or offer to acquire the Company, and participate in discussions and negotiations with third parties with respect to a Company Acquisition Proposal (as defined in the Merger Agreement) through May 9, 2017. After such time, and until shareholder approval of the Merger Agreement and the transactions contemplated thereby, the Company may continue discussions only with a party that has submitted a Company Acquisition Proposal that the Board determines in good faith (after consultation with the Company’s outside legal and financial advisor) that such Company Acquisition Proposal constitutes a Company Superior Proposal (as defined in the Merger Agreement) or is reasonably expected to lead to a Company Superior Proposal, otherwise, the Company is required to cease such activities and will be subject to customary “no-shop” restrictions on its ability to solicit third party proposals related to a Company Acquisition Proposal or to provide information to and engage in discussions with a third party in relation to a Company Acquisition Proposal, subject to certain customary exceptions to permit the Board to comply with its fiduciary duties. The Merger Agreement provides Parent with customary match rights, up to three occasions, with respect to any Superior Proposal.

The Merger Agreement contains certain termination rights for each of the Company and Parent. If the Board authorizes the Company to enter into a definitive agreement to effect a transaction constituting a Superior Proposal with a specified party that results from the go-shop process and the Company enters into such definitive agreement, the Company may terminate the Merger Agreement and, under such circumstances, would be required to pay Parent a termination fee of $5,960,000.  In certain circumstances, the Company would be required to pay Parent a fee of $13,910,000 upon the termination of the Merger Agreement. Such circumstances include, among others, the termination of the Merger Agreement by Parent due to (i) prior to obtaining the approval of the Company’s shareholders of the Merger Agreement and the transactions contemplated thereby, the Board changes its recommendation of the Merger in a manner adverse to the Merger or recommends a Company Acquisition Proposal, (ii) the Company enters into any contract relating to a Company Acquisition Proposal other than as described above, (iii) the Company materially breaches the covenants relating to the shareholder approval process or the non-solicitation provisions, or (iv) after the “go-shop” period, the Board fails to publicly reaffirm the Merger upon the request of Parent, or publicly recommends a Company Acquisition Proposal. The termination fee of $13,910,000 will also have to be paid by the Company if (i) a Company Acquisition Proposal shall have been publicly announced prior to the termination of the Merger Agreement, (ii) the Merger Agreement is thereafter terminated either because (A) the Effective Date has not occurred on or prior to the End Date (as defined in the Merger Agreement), (B) the Company’s shareholders fail to approve the Merger Agreement and the transactions contemplated thereby at the Shareholders Meeting, (C) the Company breached its representations, warranties or covenants in the Merger Agreement, or (D) the Company failed to consummate the Merger upon satisfaction of closing conditions and written request thereof by Parent, and (iii) within nine months after such termination, the Company consummates a Company Acquisition Proposal.

The Company will provide its shareholders with a proxy statement describing the Merger and the Merger Agreement, as well as the procedure for voting in person or by proxy at the Shareholders Meeting and various other details related to the Shareholders Meeting. If the Merger is approved at the Shareholders Meeting, Israeli law mandates a 30-day waiting period before the Merger can become effective following such approval. The effectiveness of the Merger also requires a 50-day waiting period following the filing of a merger proposal with the Registrar of Companies of the State of Israel.

If the Merger is consummated, the Company’s Ordinary Shares will be delisted from NASDAQ and deregistered under the Securities Exchange Act of 1934.

Voting Agreement

In connection with the execution of the Merger Agreement, Shimon Eckhouse, Active Chairman of the Board, who owns 2,689,911 Ordinary Shares (and 281,250 Ordinary Shares issuable upon exercise of outstanding options) which represents 7.4% of the outstanding Ordinary Shares, entered into a voting agreement (the “Voting Agreement”) with Parent, pursuant to which he has agreed, subject to the terms and conditions thereof and solely in his capacity as a shareholder, to vote in favor of the Merger Agreement and the transactions contemplated thereby at the Shareholders Meeting.

Press Release

On April 3, 2017, the Company and Apax Partners issued a joint press release announcing the execution of the Merger Agreement.

A copy of the Merger Agreement, the Voting Agreement and the joint press release are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively. The foregoing descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of those agreements, which are incorporated by reference herein.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, the Company. The Company’s shareholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Merger Sub or any of their respective subsidiaries or affiliates.

Additional Information and Where to Find It

In connection with the proposed Merger, the Company intends to submit relevant materials to the U.S. Securities and Exchange Commission (the “SEC”) and other governmental or regulatory authorities, including a proxy statement and form of proxy card. INVESTORS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, PARENT AND THE MERGER. The proxy statement, proxy card and certain other relevant materials (when they become available) and any other documents submitted by the Company to the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. In addition, the proxy statement will be available, without charge, at the Company’s website at http://syneron-candela.com. Investors are urged to read the proxy statement and the other relevant materials carefully when they become available before making any voting or investment decision with respect to the Merger.

Cautionary Note Regarding Forward-Looking Statements

Information provided in this Report of Foreign Private Issuer on Form 6-K may include statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include but are not limited to statements about the expected completion of the proposed transaction with Parent and the timing thereof, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits, and growth opportunities and other events relating to the proposed transaction. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “plan,” “project” or other similar words, but are not the only way these statements are identified. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) conditions to the closing of the transaction may not be satisfied and required regulatory approvals may not be obtained; (2) the proposed transaction may involve unexpected costs, liabilities or delays; (3) the Company’s business may suffer as a result of uncertainty surrounding the proposed transaction and diversion of management attention on transaction-related matters; (4) the outcome of any legal proceedings related to the proposed transaction; (5) the Company may be adversely affected by other economic, business, and/or competitive factors; (6) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (7) difficulties in recognizing benefits of the proposed transaction; (8) the proposed transaction may disrupt current plans and operations and raise difficulties for employee retention; (9) impact of the transaction on relationships with customers, distributors and suppliers; (10) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all; and (11) the potential requirement for the Company to pay a termination fee in connection with its failure to consummate the Merger. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Additional risks related to the proposed Merger may also cause actual results to differ from expected results. Readers are referred to the reports and documents filed by the Company with the SEC, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, for a discussion of these and other important risk factors. Except as required by law, the Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements, that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

Incorporation by Reference

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), on December 9, 2013 (Registration No. 333-192729) and on September 8, 2016 (Registration No. 333-213539).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: April 3, 2017

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Agreement and Plan of Merger, dated as of April 2, 2017, by and among Lupert Ltd., Rendel Amare Ltd. and the Company.

99.2	Voting Agreement, dated as of April 2, 2017, by and among Lupert Ltd. and Shimon Eckhouse.

99.3	Joint Press Release issued April 3, 2017.